[FHN Letterhead]

March 17, 2020

VIA EDGAR

Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	First Horizon National Corporation
Registration Statement on Form S-4
File No. 333-235757

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, First Horizon National Corporation hereby requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m., Eastern Time, on March 19, 2020, or as soon as practicable thereafter.

Please contact H. Rodgin Cohen of Sullivan & Cromwell LLP via telephone at (212) 558-4000 or via e-mail at cohenhr@sullcrom.com with any questions you may have. In addition, please notify Mr. Cohen when this request for acceleration has been granted.

Sincerely,

/s/ Clyde A. Billings, Jr._______________
Name:	Clyde A. Billings, Jr.
Title:	Senior Vice President, Assistant General Counsel and Corporate Secretary

cc:	H. Rodgin Cohen
Mitchell S. Eitel
(Sullivan & Cromwell LLP)